Filed by Gart Sports Company

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

HOME BASE EMPLOYEE Q&A

Q: Over the past few years, The Sports Authority has seen real results from its turnaround and the company’s momentum appears to be building. Why combine with Gart Sports Company and why now?

We have seen many of the turnaround initiatives that we have worked on over the past three years translate into clear improvement in our financial performance: profits are up, inventory is down and debt has been reduced.

As we have said previously, The Sports Authority needs to grow, but only if that growth is very disciplined, targeted and focused. This merger of equals with Gart Sports achieves all three of those objectives. Gart Sports, with its concentration of stores on the West Coast, combined with our stores, will give us the national footprint in terms of size and ability to compete with anyone, anywhere in the country.

Together, we will be able to expand our store base into new markets and provide the broadest selection of recreational and sporting goods, footwear, apparel and equipment to our customers. We decided that combining with Gart Sports now was an opportunity to be seized upon for our customers, employees, shareholders and suppliers.

Q. Is the planned merger subject to shareholder approval?

Yes. The merger will be submitted for approval to the shareholders of both companies.

Q. When is the merger expected to close?

Since the merger is subject to regulatory approvals from the Securities and Exchange Commission and the Federal Trade Commission, as well as shareholder approval, we cannot predict precisely when the merger will close. However, we expect it to close during the third calendar quarter.

Q: Do we share common systems, such as merchandising, planning, etc?

Yes. Gart Sports and The Sports Authority already have similar payroll and information systems and other merchandising and operating practices in common — and this should greatly facilitate the integration of our two companies.

Q: What impact will the merger have on corporate headquarters?

The headquarters of the new combined company will be in Denver, Colorado. There will be corporate redundancies, but there also will be opportunities for some people to move to Denver, since the combined company will want to employ the best of both companies’ employees. During the transition, a team from both companies will be evaluating business needs and skills mix.

Q: How many people at Home Base will be offered jobs at the new headquarters in Denver or elsewhere in the combined company?

Career opportunities for many employees will be enhanced by this merger of equals. Some employees in Fort Lauderdale will be offered positions in Denver and perhaps other locations. A transition team is being formed which will begin the process of determining the specific job opportunities with the combined company. We will have an interview schedule available in the next few weeks, so that interested employees can learn more about the opportunities with the combined company and the Denver area. We will certainly be looking at all opportunities to place people in the combined company and we believe there may be opportunities for people to move to Denver. However, it is too soon to say how many opportunities will be available. As the details for the interviewing timeframes and processes become available, we will communicate them to you.

Q: When will operations cease at the Fort Lauderdale offices?

The answer to this question will depend upon the length of the transition period after the close of the merger.

Q: What should we do while the transaction is being completed and what if anything has changed with regard to decisions affecting Fall 2003 and beyond?

Our strategic plans remain the same and are critically important to our success going forward thus, it is important for all of us to stay focused on our jobs. The members of the transition team will be responsible for ensuring a smooth transition through the closing of the transaction. This transition team will be responsible for informing all of us of the changes that may take place as a result of the merger.

Q: Who do I let know that I’d like to go or at least be considered for a position in Denver?

If you are interested in exploring opportunities in Denver with the new combined company, please complete the attached information sheet and return it to Rosanne Mathews in the Human Resources department.

Q: When will I know what is going to happen with me?

As much as we would like to have the answer to this question right now, the transition work has just begun. Rest assured, we are committed to informing you of all pertinent information as soon as the details become available.

Q: Will I receive severance pay?

We will provide comprehensive benefits information over the coming weeks. Our goal is to ensure that those employees who are severed, regardless of their position in the company, are treated fairly and are supported appropriately in making a transition to a new job or career.

Q: What help will I receive for looking for a new job if I am not offered a position with the new combined company?

In order to support you in your search efforts, we will be engaging Drake Beam Morin to provide you with professional assistance with your career transition. We will be making arrangements to have Drake Beam Morin on-site to conduct resume writing, interview skills, and job search workshops. More information regarding these workshops will be forthcoming.

Q: Will I be eligible for unemployment benefits if I am not offered a position with the new combined company?

If you are not offered a position with the new combined company, then you will be eligible to apply for unemployment benefits after you receive your severance payment.

Q: Will there be layoffs other than corporate employees?

Overall, the two companies fit together extremely well from an operational standpoint. However, the transition team may identify some overlap and will be evaluating the skills mix and business needs of the new company and will provide employees with more information as the integration process gets underway.

Q: Will there be store closings?

While certain jobs will be consolidated, our plans are to focus on growth with the opening of new stores. This will enable us to create more opportunities throughout the combined company. At the present time it is too early in the process for us to make a determination about potential store closings.

Q: What will happen during the transition period before the transaction is complete?

Work needs to continue as usual. We recognize that this will be time of uncertainty for many employees, but we will do our best to minimize those uncertainties. Our ability to enter into this strategic combination is due to your efforts, and we are counting on you to help make it a success. We are confident you will rise to the occasion and continue to perform to your usual high standards.

Q: What will happen to The Sports Authority’s management team?

Following the completion of the merger, Marty Hanaka, The Sports Authority’s chairman and chief executive officer, will serve as chairman of the combined company in order to maintain his involvement in the strategic direction of the new company. Elliott Kerbis, president and chief merchandising officer of The Sports Authority, will be president and chief merchandising officer of the new company. The rest of the management team is being formed and it is possible that many of The Sports Authority management team will continue to serve the new company.

Q: What happens to my Benefits?

All of The Sports Authority benefits will continue until the transaction is completed. You will receive ample notice as to what effect, if any, the merger will have on your benefits.

Q: What happens to my stock options?

All unvested stock options will vest immediately upon The Sports Authority shareholders’ approval of the merger. If your employment continues with the new combined company, then you will have until the expiration date(s) of your stock option grant(s) to exercise your options. Please refer to your most recent Optionee Statement for exact dates. If your employment does not continue with the new combined company, if you have more than ten (10) years of service with Sapphire, you will have three (3) years from your last day worked to exercise your vested options. If your years of service is less than ten (10) years, you will have ninety (90) days from your last day worked to exercise your options.

Q: Who should I talk to if I have additional questions?

Should you have any questions which have not been addressed here, please contact Rosanne Mathews in the Human Resources department at extension 3124.

The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority’s filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies’ specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC’s website at www.sec.gov. Documents are also available for free from the contact persons listed below.

Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies’ latest annual reports and annual stockholder’s meetings proxy statements as filed with the SEC, including Gart Sport’s Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority’s Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360

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